Federal Home Loan Bank of Des Moines
Skywalk Level
801 Walnut Street, Suite 200
Des Moines, IA 50309-3513
October 5, 2011	515.281.1000
800.544.3452
Via EDGAR and Email	www.fhlbdm.com

Marc Thomas, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:    Federal Home Loan Bank of Des Moines
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 18, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011 Filed August 11, 2011
File No. 000-51999

Dear Mr. Thomas:

In response to the comments by the staff (“Staff”) of the Securities and Exchange Commission contained in the Staff's letter dated September 21, 2011, to the Federal Home Loan Bank of Des Moines (the “Bank”), we are submitting the following information for your consideration. The Bank included appendices to this letter as referenced in the responses below. The appendices represent historical disclosures with changes tracked representing proposed changes, to the Bank's future filings, that address the Staff's comments.

The Bank's responses are presented below following the comment of the Staff in the sequential order in which the comments appear in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.
Comment: Please ensure that future filings check one of the boxes on the first page of your 10-K to indicate whether you have submitted electronically and posted on your corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

Response: We will ensure that our future 10-K filings check the box indicating that we have submitted electronically and posted on our corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. The Bank was first subject to Rule 405 upon filing its second quarter 2011 Form 10-Q and the box was appropriately checked.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Allowance for Credit Losses, page 52

2.
Comment: Please tell us and revise your future filings to expand the discussion of the methodology used to determine the inherent losses in your mortgage loan portfolio and, specifically, how it incorporates credit enhancements. Consider the need to provide quantified information of how credit enhancements will cover your delinquent loans, specifically setting forth the waterfall of those enhancements, and how they result in your recorded allowance.

Response: In response to this comment, we will revise our disclosures in future filings, within Critical Accounting Policies and Estimates, to incorporate an expanded discussion of the Bank's methodology to determine our Allowance for Credit Losses. The Bank describes the loss protection, or waterfall of loss protection, in its Financial Statements and Footnotes (beginning on page S-28 of the 2010 Form 10-K) and therefore, will refer to this disclosure in the Critical Accounting Policies and Estimates. Finally, the Bank will further revise its Allowance for Credit Losses footnote to enhance its disclosure regarding quantification of the impact of the credit enhancements on the recorded allowance for credit losses. Please see Appendix A for our sample revised disclosures.

Exhibits and Financial Statement Schedules

(b) Exhibits, page 111

3.
Comment: Please refer to Item 601(b)(10)(ii)(A) of Regulation S-K and file or incorporate by reference all required employment agreements, including any agreement with your CRO. We note that “[e]ach Employment Agreement is available as an exhibit to the report on Form 8-K filed on April 20, 2009,” but they must be filed with or incorporated by reference into your Form 10-K.

Response: The Bank acknowledges the comment and requirement of Item 601 noted above. We mistakenly did not incorporate our employment agreements by reference in the 2010 Form 10-K. We will incorporate all required active employment agreements as exhibits to our future Form 10-K filings. Currently, the Bank's CRO does not have an employment agreement.

4.	Comment: Please file your lease with Wells Fargo for 43,000 square feet or advise. Refer to Item 601 (b)(10) of Regulation S-K.

Response: The Bank filed the Wells Fargo lease, and amendment to the lease, as exhibits 10.3 and 10.3.1, respectively, to our Form 10-K filed on March 30, 2007. We will begin to incorporate these by reference in our future Form 10-K filings.

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Executive Overview, page 41

5.
Comment: Please revise your future filings to change the name of the non-GAAP measures to more accurately reflect its content. In this regard, the use of the word “core” implies you are referring to your most central or essential operations and results. For example, removal of the impact of your derivative related activities from net income to arrive at “core” earnings or income implies that these activities are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe these non-GAAP measures, eliminating the use of the word "core" in its entirety. Also, please consider providing a discussion of what encompasses your routine operations or core businesses in future filings as well

Response: In response to this comment, we will remove the word “core” from our non-GAAP measures and replace it with “adjusted”. While management agrees with the SEC's comment that the use of derivatives and hedging activities are an inherent part of our core operations, management believes that providing a view of the Bank's performance eliminating the impacts due to purely to changes in fair value is valuable. The Bank's business model is primarily one of holding assets and liabilities to maturity, and therefore, the interim changes in fair value that are eliminated for the “adjusted” presentation will net to zero over the life of an instrument. As a result, “adjusted” net interest income and net income may be more representative of the Bank's performance over the long term. We will also expand our disclosure in the Executive Overview of future filings to better reflect the Bank's mission and use of derivatives and hedging activity. Please see Appendix B for our sample revised disclosure.

6.	Comment: Tell us the nature of and impact of the refinements made to the allowance for credit losses model during the first quarter 2011.

Response: During the first quarter of 2011, the Bank refined its model for the calculation of Allowance for Credit Losses (“ALL”) to incorporate a more precise estimation for forecasting future delinquencies and the transition of loans through delinquency status to Other Real Estate Owned (“OREO”). The Bank utilizes a roll- rate methodology when assessing its ALL. This methodology estimates the transition of loans through delinquency and into foreclosure based upon recent historical experience. Prior to the model refinement, implemented during the first quarter of 2011, we employed a simple roll-rate methodology which utilized the past 12 months of historical delinquency levels. Post model refinement, we are using a dynamic roll-rate methodology, still utilizing historical 12-month transition information, but across all stages of delinquency to provide a quantitative ALL estimate that is more responsive to changes in our Mortgage Partnership Finance (MPF) (Mortgage Partnership Finance and MPF are registered trademarks of the FHLBank of Chicago) portfolio performance.

Applying this model refinement increased loans migrating from 8 or more payments past due to OREO from approximately $44.1 million to approximately $57.9 million and increased the Bank's estimated credit losses from $9.4 million to $12.3 million. Therefore, the ALL was increased by approximately $2.8 million as a result of the refinement.

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

Liquidity, page 61

7.
Comment: We note Standard and Poor's Rating Services lowered your credit rating from AAA to AA+ on August 8, 2011. Please tell us and revise your disclosure in your next filing, to address management's view of the impact of this credit rating downgrade on your future results of operations, financial position and liquidity, including the following (quantify amounts when possible):

•
Address management's view of both the short and intermediate term impact of the downgrade, including any impact upon your ability to continue to access the capital markets and the impact upon your funding costs;

•
Tell us, with a view towards revised disclosure in future filings, about any significant contracts or covenants for any credit facility or other agreement that might be impacted by the downgrade; for example, quantify any additional collateral required to be delivered to derivative counterparties;

•	Address any impact that downgrades of other entities securities, including fellow Federal Home Loan Banks, might have on your investment portfolio; and

•	Address any impact that the downgrade had on any other financial instruments measured at fair value

Response: Please note the following responses to the four bullets above (numbered one to four below).

1 - The Bank was closely monitoring market activity prior to filing its Form 10-Q on August 11, 2011 in light of both the August 2, 2011 debt ceiling deadline and the August 8, 2011 downgrade by S&P. The timeline below illustrates the impact of these events on our debt issuance cost relative to three-month LIBOR, based on our most common issued average maturity during this period.

•	July 14, 2011 = -17 basis points (bps)

•	July 21, 2011 = -17 bps

•	August 2, 2011 = -8 bps

•	August 9, 2011 = -14 bps

•	August 16, 2011 = -18 bps

•	August 23, 2011 = -27 bps

•	August 31, 2011 = -22 bps

As is illustrated above, while the U.S. Government debt ceiling debates and ultimate decision appeared to have a temporary impact on the Bank's cost of funds, the downgrade of the U.S. Government and subsequent downgrade of the Bank by S&P appears to have had no negative effect on the Bank's cost of funds. As is noted on August 2, 2011 above, the Bank saw some tightening of the credit markets and a decrease in demand for the Bank's consolidated obligation bonds as spreads narrowed and the Bank's cost of funds became slightly more expensive. However, the Bank was essentially unaffected by this tightening due to the temporary nature, and the Bank's efforts to increase liquidity in anticipation of potential adverse effects from the debt ceiling debate. Immediately after the debt ceiling agreement was announced, financial markets began to trade at normal levels, liquidity returned to the market, and spreads returned to relatively normal conditions. We have continued to see improvement to our funding costs.

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

At the time the Bank filed its Form 10-Q on August 11, 2011, we believed the temporary loss of liquidity in the financial markets as a result of the U.S. Government debt ceiling debates was not a reportable trend and no evidence existed that the U.S. downgrade would adversely affect our access to, or cost of funds. Therefore, the Bank disclosed that the downgrade occurred in our Form 10-Q but we felt that the following risk factors, under Item 1A. Risk Factors in the Bank's Form 10-K, beginning on page 17, covered any potential impacts that may result from the downgrade.

•	We could be adversely affected by our exposure to credit risk

•	Changes in economic conditions or federal fiscal and monetary policy could adversely impact our business

•	We could be adversely impacted by our inability to access the capital markets

Since the Bank filed its Form 10-Q, the Bank's access to the capital markets has been consistent with historical access, and the Bank continues not to experience any adverse impacts from the downgrade on its ability to issue consolidated obligations. Currently, the Bank does not expect that the downgrade will have a material impact on its third quarter results of operations, financial position or liquidity, including the Bank's ability to access capital markets or its funding costs. The Bank will revise future filings to disclose any material impact on the Bank's access to the capital markets as a result of the downgrade.

2 - There are three types of contracts that can be impacted by our credit ratings: Standby Bond Purchase Agreements (SBPAs), letters of credit, and International Swaps and Derivatives Association (ISDA) master agreements. The following details the impact on each of these contracts:

•	SBPAs were not impacted because the ratings triggers are based on our short-term ratings, which remain unchanged.

•
Letters of credit were not impacted by the ratings downgrade. Issuing letters of credit as security for public unit deposits constitutes a significant portion of our letter of credit business, and could potentially be impacted by a ratings downgrade. However, the applicable statutory provisions for the states in our district that include a ratings component only require that we maintain a triple-A rating from at least one NRSRO. We remain triple-A rated by Moody's.

•
ISDA master agreements require that the Bank post collateral on certain derivative liability positions. As noted in our second quarter 10-Q filing, we disclosed in NOTE 11 - Derivatives and Hedging Activities that if the Bank's credit rating were lowered from its current rating to the next lower rating, the Bank would be required to deliver up to an additional $281.1 million of collateral to its derivative counterparties at June 30, 2011. While the amount of actual collateral the Bank was required to deliver changed, it was not material and the Bank had sufficient liquidity to cover the additional collateral required under the ISDA master agreements. In future filings, we will continue to disclose our collateral delivered on derivative liability positions as well as the additional required collateral if the Bank were further downgraded one level in the Derivative and Hedging Activities footnote.

3 - The downgrade has not impacted our ability to invest in other government sponsored enterprises. In future filings, we will disclose any material impacts to our statement of condition or results of operations resulting from any investment limitations that may arise as a result of the downgrade.

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

4 - The Bank holds trading and available-for-sale securities, derivative instruments, hedged items, and certain fair value option consolidated obligations at fair value in the Statement of Condition.

The Bank's trading and available-for-sale securities include GSE obligations and Agency fixed and variable rate mortgage-backed securities. The Bank has not seen any material impacts as a result of the downgrade and does not expect to see any future material impacts on the investment portfolio as a result of the downgrade.

The Bank evaluates the possibility of recording a credit adjustment on its derivative assets and derivative liabilities quarterly. Derivative assets are evaluated based on the amount of uncollateralized exposure to a derivative counterparty. We do not expect any significant changes in the credit adjustment for derivative assets at September 30, 2011 as a result of the downgrade. Derivative liability credit adjustments are based on our credit or non-performance risk. In our 2nd quarter Form 10-Q we disclosed that we would be required to post approximately $280 million of additional collateral at June 30, 2011 if our credit rating was downgraded to the next lower level. We do not expect significant changes in the credit adjustment for derivative liabilities at September 30, 2011.

Fair Value Option Consolidated Obligations represent certain bonds and discount notes for which the Bank has elected to carry the bond or discount note at fair value on the statement of condition with gains or losses reported in earnings. Since the downgrade, we have experienced immaterial losses in this portfolio and do not expect any material effects as a result of the downgrade.

The Bank will revise its future filings to disclose any material impact on its financial instruments measured at fair value.

We acknowledge that:

•	The Bank is responsible for the adequacy and accuracy of the disclosure in the filings;

•	SEC staff comments or changes to disclosures in response to the staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 515-281-1001 or Steve Schuler, Executive Vice President, Chief Financial Officer at 515-281-1004 if you have any questions regarding our responses.

Sincerely,

/s/ Richard S. Swanson

Richard S. Swanson
Chief Executive Officer and President

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

Appendix A

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Allowance for Credit Losses

CREDIT PRODUCTS

We are required by Finance Agency regulation to obtain sufficient collateral to fully secure our advances, letters of credit, and other extensions of credit to borrowers, collectively referred to as "credit products". Eligible collateral includes (i) whole first mortgages on improved residential property or securities representing a whole interest in such mortgages, (ii) securities issued, insured, or guaranteed by the U.S. Government or any of the government-sponsored housing enterprises, including MBS issued or guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae, (iii) cash deposited with us, (iv) Federal Family Education Loan Program guaranteed student loans, and (v) other real estate-related collateral acceptable to us provided such collateral has a readily ascertainable value and we can perfect a security interest in such property. CFIs may also pledge collateral consisting of secured small business, small agri-business, or small farm loans. As additional security, the FHLBank Act provides that we have a lien on each borrower's capital stock investment; however, capital stock cannot be pledged as collateral to secure credit exposures.

Based upon the collateral held as security, our credit extension and collateral policies, management's credit analyses, and the repayment history on our credit products, management did not anticipate any credit losses on our credit products as of December 31, 2010 and 2009. Accordingly, we have not recorded any allowance for credit losses.

GOVERNMENT-INSURED MORTGAGE LOANS

We invest in government-insured fixed rate mortgage loans secured by one-to-four family residential properties. Government-insured mortgage loans are insured by the FHA, the Department of Veterans Affairs, and/or the Rural Housing Service of the Department of Agriculture. Any losses from such mortgage loans are expected to be recovered from those entities or absorbed by the servicers. Therefore, we have not recorded any allowance for credit losses on our government-insured mortgage loans.

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

CONVENTIONAL MORTGAGE LOANS

We collectively evaluate our conventional mortgage loan portfolio and estimate an allowance for credit losses. Our allowance for credit losses at each period end is based on our estimate of probable losses over the loss emergence period. The Bank utilizes a systematic methodology that incorporates ~~based upon~~ both quantitative and qualitative factors that may vary based upon the MPF product. Quantitative factors include, but are not limited to, ~~a rolling twelve month average of~~ (i) loan delinquencies, (ii) loans migrating to REO, ~~and~~ (iii) actual historical loss severities, and (iv), ~~as well as~~ credit enhancement fees available to recapture estimated losses assuming a declining portfolio balance adjusted for prepayments. Qualitative factors include, but are not limited to, changes in national and local economic trends impacting the housing markets. To determine the best estimate, we calculate the potential effect on the allowance for credit losses of various adverse scenarios and assess whether the likelihood of incurring the losses resulting from the adverse scenarios is probable. As a result, we record our best estimate of the credit losses in our MPF portfolio.

We also assess a factor for the margin ~~for~~ of imprecision in the estimation of ~~loan~~ credit losses on our conventional mortgage loans. The margin for imprecision is a factor in the allowance for credit losses that recognizes the imprecise nature of the measurement process and represents a subjective management judgment based on both facts and circumstances that exist as of the balance sheet date. Although the margin for imprecision is not allocated to any specific economic or credit event, it is intended to cover other inherent losses that may not be captured in the methodology described above. The actual loss that may occur on homogeneous pools of mortgage loans may be more or less than the estimated loss. For additional details on the Bank's allowance for credit losses on mortgage loans see Note 11 - Allowance for Credit Losses included under Item 8 - Financial Statements and Supplementary Data.

TERM FEDERAL FUNDS SOLD

We invest in term Federal funds sold with highly rated counterparties. These investments are generally short-term (less than three months to maturity) and their carrying value approximates fair value. We would evaluate these investments for purposes of an allowance for credit losses if the investments were not paid when due. At December 31, 2010 and 2009, all investments in term Federal funds sold were current and subsequently repaid according to the contractual terms.

For additional discussion on our allowance methodologies for credit products, government-insured mortgage loans, conventional mortgage loans, and term Federal funds sold, refer to “Item 8. Financial Statements and Supplementary Data - Note 11 - Allowance for Credit Losses.”

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

FINANCIAL STATEMENTS AND FOOTNOTES

Note 11 - Allowance for Credit Losses

The Bank has an allowance methodology for each of its portfolio segments of financing receivables: advances, letters of credit, and other extensions of credit to borrowers (collectively, credit products), government-insured mortgage loans held for portfolio, conventional mortgage loans held for portfolio, and term Federal funds sold.

Credit Products

The Bank manages its credit exposure to credit products through an integrated approach that generally provides for a credit limit to be established for each borrower, includes an ongoing review of each borrower's financial condition, and is coupled with collateral/lending policies to limit risk of loss while balancing borrowers' needs for a reliable source of funding. In addition, the Bank lends to its borrowers in accordance with federal statutes and Finance Agency regulations.

Specifically, the Bank complies with the FHLBank Act, which requires it to obtain sufficient collateral to fully secure credit products. The estimated value of the collateral required to secure each borrower's credit products is calculated by applying collateral discounts, or haircuts, to the value of the collateral. Eligible collateral includes (i) whole first mortgages on improved residential property or securities representing a whole interest in such mortgages, (ii) securities issued, insured, or guaranteed by the U.S. Government or any of the government-sponsored housing enterprises, including MBS issued or guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae, (iii) cash deposited with the Bank, (iv) Federal Family Education Loan Program guaranteed student loans, and (v) other real estate-related collateral acceptable to the Bank provided such collateral has a readily ascertainable value and the Bank can perfect a security interest in such property. Community financial institutions may also pledge collateral consisting of secured small business, small agri-business, or small farm loans. As additional security, the FHLBank Act provides that the Bank have a lien on each borrower's capital stock investment; however, capital stock cannot be pledged as collateral to secure credit exposures. Collateral arrangements may vary depending upon borrower credit quality, financial condition, performance, borrowing capacity, and overall credit exposure to the borrower. The Bank can call for additional or substitute collateral to protect its security interest. Management believes that these policies effectively manage the Bank's respective credit risk from credit products.

Based upon the financial condition of the borrower, the Bank will either allow a borrower to retain physical possession of the collateral assigned to it, or require the borrower to specifically assign or place physical possession of the collateral with the Bank or its safekeeping agent. The Bank perfects its security interest in all pledged collateral. The FHLBank Act affords any security interest granted to the Bank by a borrower priority over the claims or rights of any other party except for claims or rights of a third party that would be entitled to priority under otherwise applicable law and are held by a bona fide purchaser for value or by a secured party holding a prior perfected security interest.

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

Using a risk-based approach and taking into consideration each borrower's financial strength, the Bank considers the types and level of collateral to be the primary indicator of credit quality on its credit products. At December 31, 2010 and 2009, the Bank had rights to collateral on a borrower-by-borrower basis with an estimated value in excess of its outstanding extensions of credit.

The Bank continues to evaluate and make changes to its collateral guidelines, as necessary, based on current market conditions. At December 31, 2010 and 2009, none of the Bank's credit products were past due, on non-accrual status, or considered impaired. In addition, there have been no troubled debt restructurings related to credit products at the Bank during 2010 and 2009.

Based upon the collateral held as security, its credit extension and collateral policies, management's credit analyses, and the repayment history on credit products, management has determined that there are no probable credit losses on its credit products as of December 31, 2010 and 2009. Accordingly, the Bank has not recorded any allowance for credit losses. At December 31, 2010 and 2009, no liability to reflect an allowance for credit losses for off-balance sheet credit exposures was recorded. For additional information on the Bank's off-balance sheet credit exposure, see "Note 20 - Commitments and Contingencies."

Government-Insured Mortgage Loans

The Bank invests in government-insured fixed rate mortgage loans secured by one-to-four family residential properties. Government-insured mortgage loans are insured by the Federal Housing Administration, the Department of Veterans Affairs, and/or the Rural Housing Service of the Department of Agriculture. Any losses from such mortgage loans are expected to be recovered from those entities or absorbed by the servicers. Therefore, there is no allowance for credit losses on government-insured mortgage loans.

Conventional Mortgage Loans

The Bank's management of credit risk in the MPF Program involves several layers of legal loss protection that are defined in agreements among the Bank and its participating PFIs. For the Bank's conventional MPF loans, the availability of loss protection may differ slightly among MPF products. The Bank's loss protection consists of the following loss layers, in order of priority:

•	Homeowner Equity.

•	Primary Mortgage Insurance (PMI). PMI is on all loans with homeowner equity of less than 20 percent of the original purchase price or appraised value.

•
First Loss Account. The first loss account (FLA) specifies the Bank's potential loss exposure under each master commitment prior to the PFI's credit enhancement obligation. If the Bank experiences losses in a master commitment, these losses will either be (i) recovered through the recapture of performance-based credit enhancement fees from the PFI or (ii) absorbed by the Bank. The first loss account balance for all master commitments is a memorandum account and was $124.8 million and $116.4 million at December 31, 2010 and 2009.

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

•
Credit Enhancement Obligation of PFI. PFIs have a credit enhancement obligation to absorb losses in excess of the first loss account in order to limit the Bank's loss exposure to that of an investor in an MBS that is rated the equivalent of AA by an NRSRO. PFIs are required to either collateralize their credit enhancement obligation with the Bank or to purchase SMI from mortgage insurers. All of the Bank's SMI providers have had their external ratings for claims-paying ability or insurer financial strength downgraded below AA. Ratings downgrades imply an increased risk that these SMI providers will be unable to fulfill their obligations to reimburse the Bank for claims under insurance policies.

Specifically Identified Conventional Mortgage Loans. The Bank does not currently evaluate any individual conventional mortgage loans for impairment. Therefore, there is no allowance for credit losses on specifically identified conventional mortgage loans at December 31, 2010 and 2009.

Collectively Evaluated Conventional Mortgage Loans. The Bank collectively evaluates its conventional mortgage loan portfolio and estimates an allowance for credit losses based upon both quantitative and qualitative factors that may vary based upon the MPF product. Our allowance for credit losses at each period end is based on our estimate of probable losses over the loss emergence period. The Bank utilizes a systematic methodology that incorporates quantitative factors including, but are not limited to, (i) loan delinquencies, (ii) loans migrating to REO, (iii) actual historical loss severities, and (iv) credit enhancement fees available to recapture estimated losses assuming a declining portfolio balance adjusted for prepayments. Qualitative factors include, but are not limited to, changes in national and local economic trends impacting housing markets.

The Bank utilizes a roll-rate methodology when estimating its allowance for credit losses. The methodology projects loans migrating to real-estate owned status based on a historical 12-month average. The Bank then applies the loss severity factor to calculate an estimate of credit losses. The resulting estimate of credit losses is reduced by available performance-based credit enhancement fees.

Impact of performance based credit enhancement fees on the allowance for credit losses. The Bank utilizes an allowance for credit losses to reserve for estimated losses after considering the recapture of performance based credit enhancement fees from the PFI. Credit enhancement fees available to recapture losses consist of accrued credit enhancement fees to be paid to the PFIs and projected credit enhancement fees to be paid to the PFIs over the next twelve months less any losses incurred or expected to be incurred. These estimated credit enhancement fees are calculated at a master commitment level and are only available to the specified master commitment. The Bank records credit enhancement fees paid to PFIs as a reduction to mortgage loan interest income. Credit enhancement fees paid totaled $11.6 million, $15.6 million, and $18.8 million for the years ended December 31, 2010, 2009, and 2008.

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

The following table shows the impact of the recapture of performance based credit enhancement fees on the Bank's estimate of the allowance for credit losses (dollars in thousands). Available performance based credit enhancement fees cannot be shared between master commitments and, as a result, some master commitments may have sufficient performance based credit enhancement fees to recapture all losses while other master commitments may not have any performance based credit enhancement fees available (dollars in thousands).

	2011	2010	2009
Estimate of credit losses before credit enhancement fees	XX	$14,876	$8,900
Credit enhancement fees available fore recapture*	XX	(1,876)	(7,013)
Allowance for credit losses	XX	$13,000	$1,887

* - The large reduction in CE fees from 2009 to 2010 resulted from the loan sale the Bank executed during 2009.

Estimating Additional Credit Loss in the Conventional Mortgage Loan Portfolio. The Bank also assesses a factor for the margin for imprecision in the estimation of loan losses on conventional mortgage loans. The margin for imprecision is a factor in the allowance for credit losses that recognizes the imprecise nature of the measurement process and represents a subjective management judgment based on both facts and circumstances that exist as of the balance sheet date. Therefore, it is intended to cover other inherent losses that may not be captured in the methodology described above. The actual loss that may occur on homogeneous pools of mortgage loans may be more or less than the estimated loss.

Rollforward of the Allowance for Credit Losses on Conventional Mortgage Loans. As of December 31, 2010, 2009, and 2008, the Bank determined that an allowance for credit losses should be established for credit losses on its conventional mortgage loan portfolio. The following table presents a rollforward of the allowance for credit losses on the Bank's conventional mortgage loans, all of which are collectively evaluated for impairment, for the years ended December 31, 2010, 2009, and 2008 as well as the recorded investment in conventional mortgage loans at December 31, 2010 (dollars in thousands):

	2010	2009	2008
Balance, beginning of year	$1,887	$500	$300
Charge-offs	(1,005)	(88)	(95)
Provision for credit losses	12,118	1,475	295
Balance, end of period	$13,000	$1,887	$500

Recorded investment of mortgage loans collectively evaluated for impairment[1]	$7,033,089

1	Recorded investment approximates the unpaid principal balance of mortgage loans.

During 2010, the Bank recorded a provision for credit losses of $12.1 million, bringing its allowance for credit losses to $13.0 million at December 31, 2010. The provision recorded was due to an increase in estimated losses in the Bank's conventional mortgage portfolio as a result of increased loss severity. Additionally, management increased the provision due to its expectation that loans migrating to REO and loss severities will likely increase in the future. The Bank allocates available credit enhancement fees to recapture estimated losses. As charge-off activity has increased, estimated available credit enhancement fees decreased to $3.7 million at December 31, 2010 from $6.9 million at December 31, 2009.

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

Credit Quality Indicators. Key credit quality indicators for mortgage loans include the migration of past due loans, non-accrual loans, and loans in process of foreclosure. The table below summarizes the Bank's key credit quality indicators for mortgage loans at December 31, 2010 and 2009 (dollar amounts in thousands):

	2010
	Conventional	Government Insured	Total
Past due 30 - 59 days	$86,679	$17,235	$103,914
Past due 60 - 89 days	33,063	5,288	38,351
Past due 90 days or more	111,064	4,675	115,739
Total past due loans	230,806	27,198	258,004
Total current loans	6,802,283	343,033	7,145,316
Total recorded investment of mortgage loans[1]	$7,033,089	$370,231	$7,403,320

In process of foreclosure (included above)[2]	$78,981	$258	$79,239

Serious delinquency rate[3]	2%	1%	2%

Past due 90 days or more and still accruing interest	$—	$4,675	$4,675

Non-accrual mortgage loans[4]	$111,064	$—	$111,064

	2009
	Conventional	Government Insured	Total
Past due 30 - 59 days	$92,369	$17,055	$109,424
Past due 60 - 89 days	35,227	6,510	41,737
Past due 90 days or more	102,027	9,915	111,942
Total past due loans	229,623	33,480	263,103
Total current loans	7,103,873	345,782	7,449,655
Total recorded investment of mortgage loans[1]	$7,333,496	$379,262	$7,712,758

In process of foreclosure (included above)[2]	$56,894	$83	$56,977

Serious delinquency rate[3]	1%	3%	1%

Past due 90 days or more and still accruing interest	$—	$9,915	$9,915

Non-accrual mortgage loans[4]	$102,027	$—	$102,027

1	Recorded investment approximates the unpaid principal balance of mortgage loans.
2	Includes loans where the decision of foreclosure or similar alternative such as pursuit of deed-in-lieu has been reported.
3	Mortgage loans that are 90 days or more delinquent expressed as a percentage of the total recorded investment.
4	Represents conventional mortgage loans that are 90 days or more delinquent.

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

Real Estate Owned. At December 31, 2010 and 2009, the Bank had $19.1 million and $12.2 million of REO recorded as a component of "Other assets" in the Statement of Condition.

Term Federal Funds Sold. The Bank invests in term Federal funds sold with highly rated counterparties. These investments are generally short-term (less than three months to maturity) and their carrying value approximates fair value. If the investments were not paid when due the Bank would evaluate these investments for purposes of an allowance for credit losses. At December 31, 2010 and 2009, all investments in term Federal funds sold were repaid according to the contractual terms.

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

Appendix B

Executive Overview

Our Bank is a member-owned cooperative serving shareholder members in a five-state region (Iowa, Minnesota, Missouri, North Dakota, and South Dakota). Our mission is to provide funding and liquidity for our members and eligible housing associates. The Bank fulfills our mission by providing liquidity to our members through advances, supporting residential mortgage lending through the MPF program and providing affordable housing programs that create housing opportunities for low- and moderate- income families. Our member institutions include commercial banks, savings institutions, credit unions, insurance companies, and community development financial institutions.

For the three and six months ended June 30, 2011, we recorded net income of $19.1 million and $45.1 million compared to $13.2 million and $43.5 million for the same periods in 2010. Our net income calculated in accordance with accounting principles generally accepted in the United States of America (GAAP) was primarily impacted by our net interest income and other losses during the three and six months ended June 30, 2011.

For the three and six months ended June 30, 2011, we recorded net interest income, before provision for loan losses, of $48.9 million and $111.0 million compared to $72.4 million and $124.8 million for the same periods in 2010. The decrease in net interest income was due mostly to lower advance interest income, partially offset by lower interest expense. Advance interest income amounted to $69.0 million and $142.2 million during the three and six months ended June 30, 2011 compared to $118.3 million and $227.5 million for the same periods in 2010. The decrease in advance interest income was due to lower interest rates, lower average advance volumes, and a decrease in advance prepayment fee income. During the three and six months ended June 30, 2011, the average yield on advances was 0.98 and 1.01 percent compared to 1.46 and 1.37 percent for the same periods in 2010. Average advance volumes decreased due to the continued high level of liquidity in the market and the low loan demand experienced by our members. Advance prepayment fee income decreased due to fewer advance prepayments in 2011 compared to 2010. Interest expense decreased due to lower debt outstanding during the three and six months ended June 30, 2011 when compared to the same periods in 2010 and lower interest rates. The decreased volume was primarily a result of reduced demand for advances and limited investment opportunities. In addition, as a result of the lower interest rates, we called $9.7 billion and $14.6 billion of bonds during the three and six months ended June 30, 2011 to replace this debt with lower-cost funding and to reposition our balance sheet. For additional discussion on our net interest income, refer to “Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Net Interest Income.”

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

We recorded other losses of $7.5 million and $14.0 million during the three and six months ended June 30, 2011 compared to other losses of $37.6 million and $35.1 million during the same periods in 2010. The decline in other losses from 2010 to 2011 was primarily due to lower net losses on derivatives and hedging activities, partially offset by decreased net gains on trading securities. During the three and six months ended June 30, 2011, we recorded net losses on derivatives and hedging activities of $16.1 million and $14.1 million compared to net losses of $64.8 million and $89.2 million for the same periods in 2010. The decrease during both periods of 2011 compared to 2010 was due to reduced losses from economic derivatives. We use economic derivatives (e.g. interest rate swaps and interest rate caps) to manage interest rate risk, including mortgage prepayment risk. During the three and six months ended June 30, 2011, losses on economic derivatives were $20.1 million and $21.7 million compared to losses of $67.9 million and $92.5 million for the same periods in 2010. The majority of these losses were due to changes in interest rates on interest rate swaps economically hedging our trading securities portfolio. Refer to “Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Hedging Activities” for a more detailed discussion of economic hedging activity.

Our trading securities portfolio amounted to $1.3 billion at June 30, 2011 compared to $1.5 billion at December 31, 2010. Trading securities are recorded at fair value with changes in fair value reflected through other (loss) income. During the three and six months ended June 30, 2011, net gains on trading securities were $7.8 million and $4.5 million compared to net gains of $32.4 million and $53.6 million for the same periods in 2010. The net gains on trading securities during both periods of 2011 and 2010 were mainly due to holding gains resulting from changes in interest rates. In addition, during the three and six months ended June 30, 2010, we sold trading securities with a par value of $1.8 billion and $2.8 billion and realized net gains of $12.0 million and $23.7 million.

Our total assets decreased $4.0 billion at June 30, 2011 when compared to December 31, 2010 due primarily to a decrease in investment securities and advances. Our investment securities decreased mainly due to principal paydowns on our mortgage-backed securities (MBS) and a decrease in securities purchased under agreements to resell. Our advances decreased due to the continued high level of liquidity in the market and the low loan demand experienced by our members. Our total liabilities decreased $3.9 billion at June 30, 2011 when compared to December 31, 2010 due primarily to a decrease in consolidated obligations. As a result of reduced demand for advances and limited investment opportunities, we experienced lower funding needs during the six months ended June 30, 2011.

As part of evaluating financial performance, we adjust GAAP net income before assessments (GAAP net income) and GAAP net interest income before provision for credit losses (GAAP net interest income) for the impact of (i) market adjustments relating to derivative and hedging activities and instruments held at fair value, (ii) realized gains (losses) on the sale of investment securities, (iii) holding gains (losses) on trading securities, and (iv) other unpredictable transactions, including asset prepayment fees and debt extinguishment losses. The resulting non-GAAP measure, referred to as our ~~core~~ adjusted earnings, reflects both ~~core~~ adjusted net interest income before provision for credit losses (~~core~~ adjusted net interest income) and ~~core~~ adjusted net income before assessments (~~core~~ adjusted net income).

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

Because the Bank's business model is primarily one of holding assets and liabilities to maturity, ~~Because we are primarily a "hold to maturity" investor,~~ management believes that the ~~core~~ adjusted earnings measure is helpful in understanding our operating results and provides a meaningful period-to-period comparison in contrast to GAAP income, which can be impacted by fair value changes driven by market volatility or transactions that are considered to be unpredictable. Market volatility in the Bank's income statement is primarily driven by derivative and hedging activities as well as investments classified as trading in the statement of condition. The Bank utilizes derivative instruments as tools to manage interest rate and prepayment risk as well as to lower funding costs. The use of derivative instruments requires that, on a GAAP basis, the Bank record the changes in fair value of its derivative instruments and relating hedged items (if applicable) in earnings which can create volatility. The Bank also acquires and classifies certain investments as trading securities for liquidity and asset-liability management purposes. The trading classification requires that, on a GAAP basis, the Bank record these securities at fair value with changes in fair value reported through earnings.

For the reasons discussed above, management believes that adjusted earnings represents the Bank's long-term value and performance, therefore, management also uses ~~or the result of fair value changes driven by market volatility. Additionally,~~ the ~~core~~ adjusted earnings measure ~~is used~~ to assess performance under our incentive compensation plans and to ensure management remains focused on our long-term value and performance. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. While this non-GAAP measure can be used to assist in understanding the components of our earnings, it should not be considered a substitute for results reported under GAAP.

The following table summarizes the reconciliation between GAAP net interest income and ~~core~~ adjusted net interest income (dollars in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Net interest income before provision for credit losses (GAAP)	$48.9	$72.4	$111.0	$124.8
Excludes:
Prepayment fees on advances, net	3.8	17.2	6.9	18.9
Prepayment fees on investments	—	—	14.6	—
Fair value hedging adjustments	0.8	(3.6)	1.0	(3.7)
Total ~~core~~ adjusted net interest income adjustments	4.6	13.6	22.5	15.2
Includes items reclassified from other loss:
Net interest income on economic hedges	2.3	1.5	5.4	3.7
~~Core~~ Adjusted net interest income before provision for credit losses	$46.6	$60.3	$93.9	$113.3

Federal Home Loan Bank of Des Moines Comment Responses
October 5, 2011

The following table summarizes the reconciliation between GAAP net income and ~~core~~ adjusted net income (dollars in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Net income before assessments (GAAP)	$25.9	$18.0	$61.3	$59.3
Excludes:
~~Core~~ Adjusted net interest income adjustments (per table above)	4.6	13.6	22.5	15.2
Net gain on trading securities	7.8	32.4	4.5	53.6
Net loss on consolidated obligations at fair value	(0.4)	(7.2)	(1.4)	(1.1)
Net loss on derivatives and hedging activities	(16.1)	(64.7)	(14.1)	(89.2)
Net loss on extinguishment of debt	—	—	(4.6)	(4.0)
Includes:
Net interest income on economic hedges	2.3	1.5	5.4	3.7
Amortization of hedging costs[1]	(1.6)	—	(2.7)	—
~~Core~~ Adjusted net income before assessments	$30.7	$45.4	$57.1	$88.5

1
Beginning in the first quarter of 2011 and on a go forward basis, we will adjust our GAAP net income to reflect the amortization of upfront payments and any gains or losses on the sale of derivative instruments with an upfront payment over the life of the instrument.

Our ~~core~~ adjusted net income decreased $14.7 million and $31.4 million during the three and six months ended June 30, 2011 when compared to the same periods in 2010. The decrease was primarily due to decreased ~~core~~ adjusted net interest income. During the three and six months ended June 30, 2011, ~~core~~ adjusted net interest income decreased $13.7 million and $19.4 million when compared to the same periods in 2010 due mainly to lower average asset volumes and lower interest rates, partially offset by lower interest expense.

Average advance volumes decreased due to the continued high level of liquidity in the market and the low loan demand experienced by our members. Average investment volumes decreased due primarily to MBS principal paydowns. Average mortgage loan volumes decreased due to principal paydowns exceeding mortgage loan purchases. Our interest expense improved due to lower average debt volumes and lower interest rates.

The decrease in ~~core~~ adjusted net income during the six months ended June 30, 2011 when compared to the same period in 2010 was also due to losses on the sale of real estate owned (REO) and an increased provision for credit losses on mortgage loans. During the six months ended June 30, 2011, we recorded losses on the sale of REO of $1.8 million compared to gains of $4.7 million for the same period in 2010. We also recorded a provision for credit losses of $7.2 million during the six months ended June 30, 2011 compared with a provision of $4.0 million for the same period in 2010. The provision recorded was due to increased estimated losses resulting from increased actual loss severities, management's expectation that loans migrating to REO and loss severities will likely increase in the future, certain refinements made to our allowance for credit losses model during the first quarter of 2011, and decreased availability of credit enhancement fees.

For additional discussion on items impacting our GAAP earnings, refer to “Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations.”